03030882

No Act DC
P.E. 8-18-03

August 25, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act: 1933
Section:
Rule: 144(d)
Public Availability: 8/25/2003

Re: Sprint Corporation ("Company")
Incoming Letter dated August 18, 2003

Based upon the facts presented in your letter and contingent upon approval of the Settlement by the Court (each as defined in your letter), the Division will not recommend any enforcement action to the Commission if the Company, in reliance upon your opinion as counsel that registration is not required, issues the Company's common shares to Plaintiffs' Counsel (as defined in your letter) without registration under the Securities Act of 1933, in exchange for Plaintiffs' Counsel's claim for legal fees in the shareholder derivative class action against the Company that, pursuant to the Settlement, will result in, among other things, enhancements to the Company's corporate governance policies, as described in your letter. Plaintiffs' Counsel receiving such common shares pursuant to the Settlement who are not affiliates of the Company may resell such common shares for their own accounts without regard to Rule 144. Plaintiffs' Counsel receiving such common shares pursuant to the Settlement who are affiliates of the Company may resell pursuant to Rule 144. Because the common shares will not be restricted securities, the holding period requirement of Rule 144(d) will not apply.

Because these positions are based on the representations made to the Commission in your letter, it should be noted that any different facts or conditions might require another conclusion. Moreover, the response on registration only expresses the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Anne M. Krauskopf

Anne M. Krauskopf
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2003

Mail Stop 4-2

Michael T. Hyde, Assistant Secretary
Sprint Corporation
Law Department
KSOPHF0302-3B229
6200 Sprint Parkway
Overland Park, Kansas 66251

Re: Sprint Corporation

Dear Mr. Hyde:

In regard to your letter of August 18, 2003 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Sprint

Michael T. Hyde
Assistant Secretary

Law Department
KSOPHF0302-3B229
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1427
Fax 913 523 9801
michael.hyde@mail.sprint.com

August 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Sprint Corporation

Ladies and Gentlemen:

I am writing on behalf of Sprint Corporation, a Kansas corporation ("Sprint" or the "Company"), in connection with the proposed settlement (the "Settlement") of certain stockholder derivative actions filed purportedly on behalf of the Company against certain of the Company's current and former directors and officers in 2000 and pending before the Circuit Court of Jackson County, Missouri (the "Court"). Reference is hereby made to that certain letter, dated April 14, 2003, from Sprint Corporation to the Division of Corporation Finance (the "Original Letter"). Per discussions with the staff of the Division of Corporation Finance (the "Staff") regarding the Original Letter, we hereby amend the Original Letter to reflect the Staff's comments, and have submitted this letter in replacement of the Original Letter. The Settlement, which is subject to approval by the Court, calls for, among other things, the issuance by the Company of 250,000 shares of the Company's Series 1 FON common stock, par value $2.00 per share ("FON Stock"), and 500,000 shares of the Company's Series 1 PCS common stock, par value $1.00 per share ("PCS Stock" and together with the FON Stock, the "Shares"), in exchange for the claim for fees payable by the Company to the counsel representing the plaintiffs' in the derivative actions ("Plaintiffs' Counsel"). The Shares will be issued by the Company to Plaintiffs' Counsel when the Settlement becomes effective.

We respectfully request the written advice of the Staff that the Staff concurs with our opinions that (i) the Company may issue the Shares in exchange for the claim for fees payable to Plaintiffs' Counsel without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon the exemption from registration provided under Section 3(a)(10) thereof; (ii) the Shares as so issued will not be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act; and (iii) the Shares as so issued will be freely transferable by Plaintiffs' Counsel, except that if any such transferee is deemed to be an "affiliate" of the Company within the meaning of Rule 144(a)(1) under the Securities Act, any public sale of Shares by such person without registration under the Act will be required to comply with the provisions of Rule 144 except for that rule's holding period requirement.

Background

The Lawsuit

In December 2000, The Amalgamated Bank, as Trustee for the Longview Collective Investment Fund, a Sprint institutional stockholder, and two other individual stockholders (collectively, the "Plaintiffs"), each filed derivative actions purportedly on behalf of Sprint in the Court. All three suits were consolidated in June of 2002 under the caption *The Amalgamated Bank as Trustee for the Longview Collective Investment Fund v. Ronald T. LeMay* (the "Lawsuit"). The Lawsuit primarily alleges that certain of the Company's current and former directors and officers (the "Individual Defendants") breached their fiduciary duties to the Company and were unjustly enriched as a result of that breach relating to the acceleration of certain Company stock options upon approval by the Company's stockholders of the proposed merger between the Company and WorldCom, Inc. (the "Merger"). The Lawsuit seeks, among other things, compensatory damages in an unspecified amount and disgorgement. In addition, in the complaint for the Lawsuit, Plaintiffs have made a claim for attorney's fees.

The Proposed Settlement

On March 17, 2003, Plaintiffs' Counsel and the Individual Defendants reached an agreement in principal on the terms of a proposed Settlement, which were announced by the parties on March 19, 2003. The parties are in the process of negotiating a Stipulation of Settlement based on the terms below to be submitted to the Court for approval.

The terms of the Settlement include the adoption of enhancements to the Company's corporate governance policies and practices and an agreement by current Company Board members and certain former senior management to certain restrictions on options, or any stock obtained through the exercise of options, accelerated by stockholder approval of the Merger. Additionally, the Settlement provides for the payment to Plaintiffs' Counsel of 500,000 shares of PCS Stock and 250,000 shares of FON Stock in exchange for Plaintiffs' claims for attorneys' fees. Any such attorneys' fees shall not be final or payable unless and until the Court approves the Settlement including such a payment and the order dismissing the action is finally affirmed on appeal or by lapse of time or otherwise shall not be subject to appeal.

The Individual Defendants continue to deny any liability or wrongdoing relating to the Lawsuit. However, the Individual Defendants and the Company desire to settle the Lawsuit on the terms described above in order to avoid further expense, inconvenience, distraction and delay, to finally dispose of the Lawsuit and to avoid the risks and uncertainties inherent in complex litigation.

As stated, 500,000 shares of PCS Stock and 250,000 shares of FON Stock would be issued to Plaintiffs' Counsel in connection with the Settlement. At March 31, 2003, the Company had a total of 1,022,872,595 shares of PCS common stock outstanding and 897,862,122 shares of FON common stock outstanding. Based on such number of shares outstanding, the Company expects that the Shares upon issuance would constitute less than 0.05% of the Company's then outstanding shares of PCS common stock and less than 0.03% of the Company's then outstanding shares of FON common stock. The Company's outstanding shares of common stock are, and the Shares to be issued in the Settlement will be, listed on the New York Stock Exchange.

None of the Company's current directors or officers is a plaintiff in the Lawsuit. Furthermore, the Company does not believe that any present holder of 5% or more of the Company's outstanding shares of any class of common stock is a Plaintiff in the Lawsuit.

Discussion

General

Section 3(a)(10) of the Securities Act provides an exemption from registration under the Securities Act for "any security which is issued in exchange for one or more bona fide outstanding . . . claims . . . where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . ."

It is well established that Section 3(a)(10) is available with respect to the issuance and distribution of securities pursuant to the settlement of a lawsuit which has been approved by a court as fair and reasonable after a hearing, provided that (i) every person entitled to receive such securities has received notice of the hearing; (ii) such persons have the opportunity to be heard at the hearing; (iii) the court has been advised prior to the hearing that if the settlement is approved by the court, the securities issued and distributed pursuant thereto will not be required to be registered under the act by virtue of the court's approval; and (iv) the court approves the terms and conditions of the settlement as fair, reasonable and adequate. See *Coer d'Alene Mines Corporation* (March 4, 1994); *Medical Imaging Centers of America, Inc.* (March 12, 1993); *L.A. Gear, Inc.*, (November 16, 1992); and *Newbridge Networks Corporation* (July 13, 1992).

The circumstances surrounding the issuance of the Shares in connection with the Settlement of the Lawsuit will satisfy all of the above requirements. Pursuant to Missouri Supreme Court Rule 52.09, the Court will hold a hearing to determine whether the Settlement is fair, reasonable and adequate. Plaintiffs, Plaintiffs' Counsel and all current Sprint stockholders will receive notice of and have the right to appear and be heard at such hearing. Assuming we receive confirmation from the Staff of its concurrence with our conclusions set forth herein, the

Court will be informed that its approval of the proposed Settlement will result in the availability of the Section 3(a)(10) exemption from registration under the Securities Act for the issuance and distribution of the Shares. Finally, pursuant to Missouri Supreme Court Rule 52.09, in order for the Settlement to become effective and binding, the Court must find that the terms and conditions of the Settlement are fair, reasonable and adequate and in the best interest of all those who will be affected by it.

We note that it is well established that Section 3(a)(10) has been made available with respect to the issuance and distribution of securities to counsel for plaintiffs in connection with the settlement of a lawsuit. See *Gensia Inc.* (June 23, 1995), *Western Digital Corporation* (May 5, 1994), *Coeur d'Alene Mines Corporation, Intellicall, Inc.* (August 10, 1993) and *Newbridge Networks Corporation*. In previously issued no-action letters, the securities issued to plaintiff's counsel represented up to one-third of the total securities issued. See *id.* We also note that Section 3(a)(10) is typically used to issue securities to a broad group, as compared to the instant situation, where the Shares are being issued solely to Plaintiffs' Counsel. However, we believe that the use of Section 3(a)(10) is justified in the instant situation because the reason the Shares are being issued solely to Plaintiffs' Counsel is because in the Settlement, in contrast to monetary damages, the Company is agreeing to various corporate governance changes requested by the Plaintiffs and current Company Board members and certain former senior management are agreeing to certain restrictions on previously issued options, or any stock obtained through the exercise of options, accelerated by stockholder approval of the Merger.

As indicated above, we believe the requirements prescribed by Section 3(a)(10) and the actions specifically prescribed by previous no-action letters will be satisfied in the instant situation.

Based on the foregoing, and in the event the Court approval necessary for the proposed Settlement to become effective is received, it is our opinion that the issuance of the Shares by the Company in connection with the proposed Settlement as described above will be exempt from registration under the Securities Act pursuant to Section 3(a)(10).

Resale of Common Stock issued in the Settlement

The Staff has taken the position in numerous no-action letters that securities issued without registration in reliance upon Section 3(a)(10) are not deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. See *Aura Systems, Inc.* (July 8, 1994), *Medical Imaging Centers of America, Inc., L.A. Gear, Inc.* and *Newbridge Networks Corporation*. Accordingly, persons to whom Shares are issued in the Settlement who are not deemed to be "affiliates" of the Company within the meaning of Rule 144(a)(1) may publicly resell such Shares without registration in reliance upon Section 4(1) of the Securities Act. Furthermore, any persons to whom Shares are issued in the Settlement who are deemed to be "affiliates" of the Company within the meaning of Rule 144(a)(1) may publicly resell such

Shares so long as they comply with all of the provisions under Rule 144 except for that rule's holding period requirement.

In view of the fact that Plaintiffs' Counsel is not an officer or director of the Company and that no holder of as much as 5% of the Company's shares of any class of common stock will receive Shares and that the Shares, when issued, will constitute less than 0.05% of the Company's outstanding shares of PCS common stock and less than 0.03% of the Company's outstanding shares of FON common stock, we expect to be of the opinion that Plaintiffs' Counsel will not be deemed to be an "affiliate" of the Company. We understand that, as set forth in Release No. 33-6253, the Staff does not provide advice with regard to the determination of "affiliate" status or the availability of the exemption from registration under Section 4(1) of the Securities Act; accordingly, we do not request the Staff to express a position with respect to any such determination.

Request for No-Action Letter

On behalf of Sprint, I respectfully request the advice of the Staff with respect to the matters discussed herein and that the Staff confirm its concurrence with our conclusions set forth herein. If the Staff disagrees with any of the conclusions or other matters discussed in this letter, I would appreciate an opportunity to discuss the matter with the Staff before any written response to this letter. If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (913) 794-1427.

In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed.

Very truly yours,

Michael T. Hyde

Michael T. Hyde

MTH:kmm